

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2023

James Kehoe
Chief Financial Officer
Fidelity National Information Services, Inc.
347 Riverside Avenue
Jacksonville, FL 32202

> **Re: Fidelity National Information Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 27, 2023**
> **File No. 001-16427**

Dear James Kehoe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

General

1. We note that you provided more expansive disclosure in your Global Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Global Sustainability Report.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
   • decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
   • increased demand for goods that result in lower emissions than competing products;

- increased competition to develop innovative new products that result in lower emissions;
- increased demand for generation and transmission of energy from alternative energy sources; and
- any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

3. Discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
    - severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
    - quantification of material weather-related damages to your property or operations;
    - potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
    - any weather-related impacts on the cost or availability of insurance.

    Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

4. We note you disclose in your Global Sustainability Report that you purchased and retired carbon credits in the amounts 7,200, 4,363, 0, and 0 scope metric tonnes CO2 for the years ended December 31, 2022, 2021, 2020, and 2019 respectively. Please tell us how you considered providing disclosure about the purchase of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Please also discuss any purchase or sale of carbon credits or offsets in future periods and ensure you provide quantitative information with your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation